SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                 (Amendment No.     3       )*


                       Howell Corporation
                        (Name of Issuer)


                         Common Stock
                 (Title of Class of Securities)


                            443051107
                         (CUSIP Number)


     Check the following box if a fee is being paid with this
statement /   /.  (A fee is not required only if the filing
person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See
Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                     Page 1 of   5   Pages






CUSIP No.        443051107                   13G            Page
2   of   5   Pages


FBL Investment Advisory Services, Inc.               42-0954363
(1) Names of Reporting Persons.  S.S. or I.R.S. Identification
Nos.
Of Above Persons

/   / (a)      /   / (b)
(2) Check the Appropriate Box if a Member of a Group*



(3) SEC Use Only

Delaware
(4) Citizenship or Place of Organization


Number of Shares Beneficially Owned by Each Reporting Person With

742,608 (including 510,408 upon conversion)
(5) Sole Voting Power



(6) Shared Voting Power


742,608 (including 510,408 upon conversion)
(7) Sole Dispositive Power



(8) Shared Dispositive Power


742,608 (including 510,408 upon conversion)
(9) Aggregate Amount Beneficially Owned by Each Reporting Person



(10) Check Box if The Aggregate Amount in Row (9) Excludes
Certain
Shares*

10.31%
(11) Percent of Class Represented by Amount in Row (9)

IA
(12) Type of Reporting Person*

           *SEE INSTRUCTION SHEET BEFORE FILLING OUT!


                                             Page 3 of 5 Pages

                           SCHEDULE 13G

Item 1(a)  Name of Issuer:         Howell Corporation

Item 1(b)  Address of Issuer's Principal Executive Office:

                         1111 Fannin
                         Suite 1500
                         Houston, TX 77002

Item 2(a)   Name of Person Filing: FBL Investment Advisory
Services, Inc.

Item 2(b)  Address of Principal Business Office:

                         5400 University Avenue
                         West Des Moines, IA 50266

Item 2(c)  Citizenship:       Delaware

Item 2(d)  Title of Class of Securities:

                         Common Stock

Item 2(e)  CUSIP Number:      443051107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the
Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [X] Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
Security Act of 1974 or Endowment Fund; see section
240.13d-1(b)(1)(ii)(F)
     (g) [ ] Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h) [ ] Group, in accordance with section
240.13d-1(b)(1)(ii)(H)








                                        Page 4 of 5 Pages

Item 4  Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount beneficially owned:

          742,608 shares of common stock, which includes
510,408 shares of common stock underlying 168,835 shares of convertible preferred stock which is currently convertible at the rate of 3.0303 shares of common for each share of preferred.

     (b) Percent of class:

          10.31%

     (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote
           742,608
          (ii) shared power to vote or to direct the vote
                -0-
          (iii) sole power to dispose or to direct the
disposition of
 742,608
          (iv) shared power to dispose or to direct the
disposition
of       -0-

Item 5  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date of hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6  Ownership of More than Five Percent on Behalf of Another
Person

     All of the shares reported herein are owned on behalf of various investment advisory clients of the reporting person, which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, such securities. None of such clients individually own more than five percent.

Item 7  Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company             N/A

Item 8  Identification and Classification of Members of the Group
   N/A

Item 9  Notice of Dissolution of Group                 N/A




						Page 5 of 5 Pages

Item 10  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or affect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement it true, complete and correct.

February 10, 1998
Date

FBL INVESTMENT ADVISORY SERVICES, INC.


By: /s/ Dennis M. Marker
Dennis M. Marker, Investment Vice President, Administration
Name/Title